March 15, 2024

Division of Corporation Finance
Office of Manufacturing
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	John Wiley & Sons, Inc.
Form 10-K for the Fiscal Year Ended April 30, 2023
Filed June 26, 2023
File No. 001-11507

Dear Andi Carpenter:

This letter is submitted on behalf of John Wiley & Sons, Inc. (the “Company,” “we,” “our,” “us”) in response to the comments of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated February 29, 2024 with respect to the Company’s Form 10-K for the Fiscal Year Ended April 30, 2023, filed June 26, 2023.

To assist your review, we have included the text of the Staff’s comments in italics below.

Form 10-K for the Year Ended April 30, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Segment Operating Results, page 36

1.We note you present the measure "Contribution to Profit" in each of the tables on pages 36 to 38 for segment operating results. The presentation of Contribution to Profit appears to represent a non-GAAP financial measure. Please advise and revise to comply with the disclosures requirements outlined in Item 10(e) of Regulation S-K. Your revised disclosure should include, among other items, a reconciliation with the most directly comparable financial measure calculated in accordance with GAAP and the reason(s) why management believes the presentation of the non-GAAP measures provides useful information to investors and any additional purposes for which management uses to the non-GAAP financial measure. The reason(s) should be specific to the measure.

Company Response:

We acknowledge the Staff’s comment and have updated our presentation to remove the measure “Contribution to Profit” in our Form 10-Q beginning with the quarterly period ended January 31, 2024, filed on March 8, 2024, and will also update future filings. Included below in the response to comment 2 we have presented this change. As disclosed in our Form 10-K for the year ended April 30, 2023, in Note 20 - Segment Information, the performance metric used by our chief operating decision maker to evaluate performance of our reportable segments is referred to as “Adjusted Contribution to Profit.” The sum of our reportable segments and Corporate expense category “Adjusted Contribution to Profit” equals our total company non-GAAP “Adjusted Operating Income.” We reconcile total company GAAP operating income to total company non-GAAP “Adjusted Operating Income” in Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).

2.We note you include the non-GAAP measure Adjusted EBITDA on a segment basis in each of the tables on pages 36 to 38. It does not appear you have provided reconciliations of the respective amounts on a segment basis to the most directly comparable financial measure calculated in accordance with GAAP. Also, we note your reconciliation of consolidated Adjusted EBITDA to Net Income on page 33, however, the individual Adjusted EBITDA amounts in each of the segment operating results tables do not appear to sum to the total consolidated Adjusted EBITDA amount. Please advise and revise to comply with the disclosures required by in Item 10(e) of Regulation S-K.

Company Response:

We acknowledge the Staff’s comment and as noted in our response to comment 1, in our Form 10-Q for the quarterly period ended January 31, 2024, filed on March 8, 2024, we have updated our presentation to remove the measure “Contribution to Profit.” We will also update our presentation in future filings. The presentation includes a reconciliation of our GAAP segment measure of profit or loss referred to as “Adjusted Contribution to Profit” to non-GAAP “Adjusted EBITDA” for each segment. The individual “Adjusted EBITDA” amounts by segment need to be summed with our Corporate expense category and then reduced by the “Adjusted EBITDA” amounts for the Held for Sale or Sold segment in order to reconcile to total consolidated “Adjusted EBITDA.” We have updated our presentation in our Form 10-Q beginning with the quarterly period ended January 31, 2024, filed on March 8, 2024, to include a table for the Corporate expense category. We will also update our presentation in future filings.

Included below is the Segment Operating Results section of our MD&A from our Form 10-Q for the quarterly period ended January 31, 2024, filed on March 8, 2024, that reflects these updates.

	Three Months Ended January 31,		% Change Favorable (Unfavorable)	Constant Currency % Change Favorable (Unfavorable)
RESEARCH	2024	2023
Revenue:
Research Publishing	$216,586	$213,720	1%	0%
Research Solutions	39,613	39,880	(1)%	(1)%
Total Research Revenue	256,199	253,600	1%	0%

Cost of Sales	69,906	70,806	1%	2%
Operating Expenses	117,961	114,045	(3)%	(2)%
Amortization of Intangible Assets	11,234	11,572	3%	4%
Adjusted Contribution to Profit	57,098	57,177	0%	0%
Depreciation and amortization	22,029	23,123	5%	6%
Adjusted EBITDA	$79,127	$80,300	(1)%	(2)%
Adjusted EBITDA Margin	30.9%	31.7%

	Three Months Ended January 31,		% Change Favorable (Unfavorable)	Constant Currency % Change Favorable (Unfavorable)
LEARNING	2024	2023
Revenue:
Academic	$87,216	$82,822	5%	5%
Professional	59,118	60,421	(2)%	(3)%
Total Learning Revenue	146,334	143,243	2%	2%

Cost of Sales	38,744	40,731	5%	5%
Operating Expenses	67,794	70,297	4%	4%
Amortization of Intangible Assets	2,283	2,347	3%	3%
Adjusted Contribution to Profit	37,513	29,868	26%	25%
Depreciation and amortization	13,812	14,490	5%	5%
Adjusted EBITDA	$51,325	$44,358	16%	15%
Adjusted EBITDA Margin	35.1%	31.0%

	Three Months Ended January 31,		% Change Favorable (Unfavorable)	Constant Currency % Change Favorable (Unfavorable)
HELD FOR SALE OR SOLD	2024	2023
Total Held for Sale or Sold Revenue	$58,172	$94,525	(38)%	(39)%

Cost of Sales	35,012	62,514	44%	45%
Operating Expenses	19,042	29,527	36%	37%
Amortization of Intangible Assets	—	6,049	#	#
Adjusted Contribution to Profit	4,118	(3,565)	#	#
Depreciation and amortization	—	10,890	#	#
Adjusted EBITDA	$4,118	$7,325	(44)%	(45)%
Adjusted EBITDA Margin	7.1%	7.7%

	Three Months Ended January 31,		% Change Favorable (Unfavorable)	Constant Currency % Change Favorable (Unfavorable)
CORPORATE EXPENSES	2024	2023
Operating Expenses	$48,578	$38,258	(27)%	(26)%
Adjusted Contribution to Profit	(48,578)	(38,258)	(27)%	(26)%
Depreciation and amortization	9,633	3,939	#	#
Adjusted EBITDA	$(38,945)	$(34,319)	(13)%	(13)%

****

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures notwithstanding any review, comments, action or absence of action by the Staff.

Please feel free to contact Christopher Caridi, the Company's Senior Vice President, Global Corporate Controller and Chief Accounting Officer at ccaridi@wiley.com or (201) 748-6733, or me at cvantassell@wiley.com should you require any further information, or clarification, or have any questions.

Sincerely,

/s/ Christina Van Tassell
Christina Van Tassell
Executive Vice President and Chief Financial Officer

cc:
John Wiley & Sons, Inc. Audit Committee
Matthew Kissner, Interim President and Chief Executive Officer
Deirdre Silver, Executive Vice President, General Counsel
Christopher Caridi, Senior Vice President, Global Corporate Controller and Chief Accounting Officer